PRESS RELEASE

LONCOR CLOSES PRIVATE PLACEMENT FINANCING

Toronto, Canada – June 29, 2016 – Loncor Resources Inc. (the "Company") (TSX: "LN") is pleased to announce that, further to its June 13, 2016 press release, it has closed a non-brokered private placement of 1,750,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$210,000. Each such unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years. The Company intends to use the proceeds from this financing for general corporate purposes. All securities issued in connection with the financing are subject to a hold period of four months plus a day from the date of closing and the resale rules of applicable securities legislation.

Loncor Resources Inc. (the "Company") is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company’s Ngayu exploration permits cover 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. The North Kivu exploration permits cover a contiguous area of 13,210 km2. Both projects have historic gold production. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.